SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                    )
Wisconsin Energy Corporation        )
                                    )       Certificate Pursuant to Rule 24
File No. 70-9571                    )       of Completion of Transactions
                                    )
Public Utility Holding Company      )
Act of 1935                         )


          This Certificate of Notification is filed by Wisconsin Energy Corporation ("WEC"), a Wisconsin corporation, in connection with the transaction proposed in WEC's Application/Declaration on Form U-1 (File No. 70-9571), as amended (the "Application"), and authorized by order of the Commission dated April 10, 2000 (Release No. 35-27163). Pursuant to Rule 24 under the Act, 17 C.F.R. section 250.24 (1999), WEC hereby certifies that the transaction has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and of the Commission's order with respect thereto.

          Exhibit

          F-2       Past-tense opinion of counsel


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


WISCONSIN ENERGY CORPORATION

BY:  /s/ Larry Salustro
     ------------------------------
     Name: Larry Salustro
     Title:   Vice President

Dated:  May 4, 2000

                                                                     EXHIBIT F-2

[Quarles & Brady LLP Letterhead]



                                                              May 2, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Application of Wisconsin Energy Corporation
          Form U-1 Under the Public Utility Holding Company Act of 1935 (File No. 70-09571)

Ladies and Gentlemen:

          This opinion supplements our earlier opinion, dated March 21, 2000, filed as Exhibit F-1 to Pre-Effective Amendment No. 3 to the Application/Declaration on Form U-1, dated March 27, 2000, under the Public Utility Holding Company Act of 1935 (the "Act"), by Wisconsin Energy Corporation ("WEC") in File No. 70-09571. (The Application/Declaration, as amended, is referred to as the "Application.")

          The Application requested that the Commission authorize WEC's acquisition of all of the issued and outstanding stock of WICOR, Inc., a Wisconsin corporation ("WICOR") (the "Transaction"), and also requested an order from the Commission that, following the consummation of the Transaction, WEC, and each of its subsidiary companies, will be exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) of the Act. Prior to the Transaction, WEC and WICOR both were exempt holding companies pursuant to
Section 3(a)(1) of the Act.

          The Transaction was consummated on April 26, 2000 at 11:59 p.m., Central Time (the "Effective Time of Merger") in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 27, 1999, as amended, by and among WEC, WICOR and CEW Acquisition, Inc. ("CEW Acquisition"), a Wisconsin corporation and wholly owned subsidiary of WEC formed for the purpose of facilitating the Transaction. (Capitalized terms not otherwise defined herein have the meanings assigned to them in the Merger Agreement.) The Merger Agreement provided for the acquisition of WICOR by WEC through a merger of CEW Acquisition with WICOR (the "Merger") in which the outstanding shares of WICOR common stock, par value $1.00 per share ("WICOR Common Stock"), would be converted into the right to receive cash, shares of WEC common stock, par value $.01 per share ("WEC Common Stock"), or a combination of cash and shares of WEC Common Stock equal to $31.50 per WICOR share (the "Merger Consideration"), upon the terms and subject to the conditions of the Merger Agreement. Under the Merger Agreement, WEC was to select a percentage of the Merger Consideration to be paid in WEC Common Stock, which could not be less than 40% or more than 60%; the balance would be paid in cash. However, WEC could elect to pay the Merger Consideration in 100% cash if the Average Wisconsin Energy Price (the average closing price of WEC Common Stock during a valuation period shortly before the Merger closed, when the Exchange Ratio would be determined) was less than $22.00 per share.

          The Average Wisconsin Energy Price during the applicable ten trading day valuation period ended April 18, 2000, was $20.73125 and, as permitted by the Merger Agreement if the Average Wisconsin Energy Price was less than $22.00, Wisconsin Energy elected to pay the Merger Consideration 100% in cash. However, even though the Merger was otherwise an all-cash transaction, WICOR Options and WICOR Awards outstanding at the Effective Time of Merger were converted into shares, phantom shares or options to acquire shares of Wisconsin Energy Common Stock based on the Exchange Ratio, as provided in Section 2.9 of the Merger Agreement. The Exchange Ratio is 1.5194, which is obtained by dividing the Exchange Value of $31.50 per WICOR share by $20.73125, the Average Wisconsin Energy Price.

          In accordance with the Merger Agreement, since the Merger Consideration was paid 100% in cash, CEW Acquisition was merged with and into WICOR, which is the surviving corporation (the "Surviving Corporation").

          In connection with this opinion, we have examined such corporate records, certificates and other documents, and such questions of fact and matters of law, as we have deemed necessary for purposes of this opinion.

          The opinions expressed below with respect to the Transaction are subject to and rely upon the following assumptions and conditions:

          (a) The Transaction has been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the boards of directors and shareholders of WEC and WICOR.

          (b) All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction have been obtained or made, as the case may be (including the approval and authorization of the Commission under the Act), and the Transaction has been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

          (c) The Registration Statement of WEC on Form S-4 (Registration No. 333-86827), filed with the Commission on September 9, 1999 and declared effective by the Commission on September 10, 1999, has remained effective pursuant to the Securities Act of 1933, as amended, and no stop order has been entered with respect thereto.

          (d) All corporate formalities required by state law for the consummation of the Transaction have been taken, and the Transaction has become effective in accordance with the laws of the State of Wisconsin.

          (e) The parties have obtained all consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

          (f) The representations and warranties of WICOR concerning the corporate organization, existence and capitalization of WICOR set forth in the Merger Agreement are true and correct in all respects.

         Based upon the foregoing, and subject to the assumptions and conditions set forth herein, it is our opinion that:

          1. Each of WEC and WICOR is, and prior to the Merger CEW Acquisition was, a corporation duly incorporated and validly existing under the laws of the State of Wisconsin.

          2. Upon the Transaction being consummated in accordance with the Merger Agreement and as contemplated by the Application:

               (a) All State laws applicable to the consummation of the Transaction have been complied with;

               (b)  (i)  Subject to the terms and conditions of the Merger
                         Agreement, each share of WICOR Common Stock (together with the associated common stock purchase right) outstanding at the Effective Time of Merger (except for WICOR New Restricted Stock, which was converted into restricted shares of WEC Common Stock as provided in
                         Section 2.9(b) of the Merger Agreement) was converted into and became the right to receive cash in the amount of $31.50 per share, and no shares of WEC Common Stock were issued in exchange therefor;

                    (ii) The shares of WEC Common Stock issued in connection
                         with the Transaction at the Effective Time of Merger, being only 57,745 shares of restricted stock issued upon the conversion of the WICOR New Restricted Stock, have been validly issued and are fully paid and nonassessable (except as otherwise provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted), and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Restated Articles of Incorporation of WEC, subject to the forfeiture provisions and other terms of the Restricted Stock Agreements pursuant to which such shares were issued;

                    (iii) The shares of common stock of WICOR (as the Surviving
                         Corporation) outstanding immediately after the Effective Time of Merger, as provided in Section 2.5 of the Merger Agreement, have been validly issued and are fully paid and nonassessable (except as otherwise provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted), and WEC, as the sole holder thereof, is entitled to the rights and privileges appertaining thereto as set forth in the Restated Articles of Incorporation of WICOR;

               (c) WEC legally acquired all of the outstanding shares of WICOR Common Stock; and

               (d) The consummation of the Transaction has not violated the legal rights of the holders of any securities issued by WEC or any associate company thereof.

          We hereby consent to the filing of this opinion as an exhibit to the Application.

          Larry J. Martin, a partner in our firm, is General Counsel of WEC.

                                        Very truly yours,

                                        /s/ Quarles & Brady LLP
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                                            QUARLES & BRADY LLP